Mail Stop 6010
June 29, 2005


Via U.S. Mail and Facsimile

Ms. Barbara Woody
Controller and Principal Accounting Officer
American Medical Technologies, Inc.
5655 Bear Lane
Corpus Christi, TX 78405

      Re:	American Medical Technologies, Inc.
Form 10-KSB for Fiscal Year Ended December 31, 2004
Filed March 31, 2005
Form 10-QSB for Fiscal Quarter Ended March 31, 2005
File No. 000-19195

Dear Ms. Woody:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your document in future filings in response to these comments.
If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2004

Item 6. Management`s Discussion and Analysis or Plan of
Operations,
page 9

Critical Accounting Policies, page 9

Inventories - Slow Moving, page 10

1. We note your disclosure that the "valuation allowance could change materially, either up or down, if actual part usage in future years is materially different than the usage projected." In future filings please clarify that any inventory write-downs create a new cost basis that subsequently cannot be marked up based on changes in underlying facts and circumstances in accordance with SAB Topic 5.BB.

Results of Operations, page 10

2. In future filings, please quantify, in dollars, the reasons that you describe are primarily attributable to a change in a line item.
For example, you say that gross profit improved because of the elimination of the need to increase inventory reserves and an increase in selling prices. Also, in your March 31, 2005 Form 10-QSB you state that the improvement in gross profit is mostly attributable to decreases in the warranty provision and labor/overhead variance and increased sales prices. However, you do not list the dollar impact of these changes. In addition, each of the factors that contributed to the improved margins and any significant changes in expense amounts each period should be quantified and discussed, to the extent practicable, along with details of whether these are trends that are expected to continue.

Liquidity and Capital Resources, page 11

3. We see that cash used in operating activities has varied significantly from period to period and that movements have been inconsistent with earnings. In future filings please provide a more detailed analysis of movements in operating cash flows from period to period. That analysis should identify, describe and quantify the underlying drivers of operating cash flows and should more fully reflect the guidance from FR-72. Please apply in future filings.




Item 7. Financial Statements, page 12

Consolidated Statements of Cash Flows, page 16

4. We note that the effect of exchange rates on cash of $11,542 and
$56,681 for 2004 and 2003, respectively, are the same as the foreign currency translations on your consolidated statements of stockholders` equity. Please tell us whether you prepared the statement of cash flows for your German operations using the exchange rates in effect at the time of the cash flows in accordance with paragraph 25 of SFAS 95. Revise as necessary in future filings.

Note 1. Organization and Significant Accounting Policies, page 17

Inventories, page 18

5. We note that you that you record a 100% valuation allowance on any parts on hand exceeding three years of projected usage. Please tell us whether you record any provision on parts that do not exceed three years, and how your accounting policy is in accordance with GAAP. Refer to Chapter 4 of ARB 43.

Revenue Recognition, page 19

6. We note from your website that you grant your customers a money back guarantee, whereby "all items except otherwise mentioned, may be returned within 30 days from the original invoice date." In future filings your revenue recognition policies should address the extent of any rights of return in accordance with SFAS 48.

Receivables and Credit Policies, page 19

7. We note that your valuation allowance includes a provision for
5%
of the balance less than 90 days past due. Please tell us how you determined the 5% provision rate, whether it is a general reserve, and how it is in accordance with GAAP, citing applicable literature.

Intangible Assets, page 19

8. We note that the Company recorded a goodwill impairment of $1,971,427 in the fourth quarter of 2003. Please tell us why the goodwill was not tested for impairment during the second quarter of
2003 when you sold the dental laser assets to Biolase Technologies in accordance with paragraph 28 of SFAS 142.

9. Additionally, please tell us why the goodwill was not allocated to the dental laser assets sold to Biolase Technologies and included in the calculation of the gain on the sale.

Note 3. Sale of Dental Laser Assets, page 22

10. Please tell us why the sale of the dental laser assets to Biolase
Technologies on May 21, 2003 was not accounted for as a discontinued operation in accordance with SFAS 144.

Form 10-QSB for the Quarterly Period Ended March 31, 2005

Condensed Consolidated Statements of Operations, page 2

11. We note from your statement of operations that there were no dividends on the preferred stock for the first quarter of 2005. However, your condensed consolidated statement of cash flows shows a cash payment of $40,000 for Series B preferred dividends. Please reconcile the two statements and revise future filings as necessary.

       As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. When sending supplemental information regarding this filing, please include the following ZIP+4 code in our address: 20549-6010. Please understand that we may have additional comments after reviewing your responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Lynn Dicker at (202) 551-3616 or me at (202) 551-3605 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.


Sincerely,



Brian Cascio
Accounting Branch Chief

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Ms. Barbara Woody
American Medical Technologies, Inc.
June 29, 2005
Page 2